

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2021

Tryn Stimart
Chief Legal Officer
AbCellera Biologics Inc.
2215 Yukon Street
Vancouver, BC V5Y 0A1
Canada

> **Re: AbCellera Biologics Inc.**
> **Registration Statement on Form S-1**
> **Filed June 10, 2021**
> **File No. 333-256998**

Dear Mr. Stimart:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Ansart at 202-551-4511 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: James Xu